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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                          CHARTER COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))
                          CHARTER COMMUNICATIONS, INC.
                        (Name of Filing Person (Issuer))

                    4.75% CONVERTIBLE SENIOR NOTES DUE 2006
                    5.75% CONVERTIBLE SENIOR NOTES DUE 2005
                        (Title of Classes of Securities)

                                   16117MAC1
                                   16117MAB3
                                   16117MAA5
                    (CUSIP Numbers of Classes of Securities)

                              CURTIS S. SHAW, ESQ.
                          CHARTER COMMUNICATIONS, INC.
                            12405 POWERSCOURT DRIVE
                           ST. LOUIS, MISSOURI 63131
                                 (314) 965-0555
           (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                              ALVIN G. SEGEL, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-1010

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  AMOUNT OF FILING FEE*
----------------------  ---------------------
not applicable          not applicable

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* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable
   Filing Party: Not applicable
   Form or Registration No.: Not applicable
   Date Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO is filed by Charter
Communications, Inc., a Delaware corporation ("CCI"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by CCI with respect to its outstanding 4.75% Convertible Senior Notes due 2006 and its outstanding 5.75% Convertible Senior Notes due 2005 (collectively, the "Notes").

     CCI has not yet commenced the offer that is referred to in this communication. Upon commencement of such offer, CCI will file with the Securities and Exchange Commission (the "SEC") a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other related documents. Holders of the Notes are urged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all holders of the Notes by CCI upon request to CCI's investor relations department or at investor@chartercom.com.

ITEM 12.  EXHIBITS.

Exhibit 99.1.................................  Text of Press Release issued on July 11, 2003

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
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
  99.1   Text of Press Release issued on July 11, 2003